August 14, 2006

VIA EDGAR SUBMISSION

Kathleen Kerrigan

Michael Moran

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Sharper Image Corporation Form 10-K for the fiscal year ended

January 31, 2006, Filed May 1, 2006, File No. 0-15827 (“Form 10-K”)

Dear Ms. Kerrigan and Mr. Moran:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated May 31, 2006 (the “Comment Letter”) regarding the above-referenced Form 10-K of Sharper Image Corporation (the “Company”) filed May 1, 2006.

Set forth below is a response to the Staff’s comments as set forth in the Comment Letter.

FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2006

Form 10-K for the fiscal year ended January 31, 2006

Item 2. Properties, page 20

1.	Revise your filing to include additional details about where your stores are located. For example, please include additional information regarding their location by state or geographic area.

We will revise our future filings to include additional details regarding store locations. As of January 31, 2006, the Company operated 190 stores throughout 37 states, and in Washington DC. Our store locations are as follows:

Location	# of stores
Alabama	2
Arizona	4
Arkansas	1
California	34
Colorado	5
Connecticut	3
Florida	15
Georgia	6
Hawaii	2
Illinois	11
Indiana	2

Securities and Exchange Commission	2	August 14, 2006

Iowa	2
Kansas	1
Kentucky	1
Louisiana	1
Maryland	4
Massachusetts	5
Michigan	2
Minnesota	3
Missouri	3
Nebraska	1
Nevada	6
New Jersey	7
New York	13
North Carolina	5
Ohio	4
Oklahoma	2
Oregon	3
Pennsylvania	4
Rhode Island	1
South Carolina	2
Tennessee	2
Texas	22
Utah	1
Virginia	4
Washington	3
Washington, DC	1
Wisconsin	2

Item 7. Management’s Discussion and Analysis of Financial Condition, p.24

Critical Accounting Policies and Estimates, page 24

2.	Please expand your discussion of your critical accounting policies. The disclosures here should enhance those already included in the Notes to the Financial Statements and give a reader greater insight into the quality and variability of information regarding the Company’s financial condition and operating performance. For example, with regard to accounts receivable, you should discuss whether you believe there is significant risk of bankruptcies of wholesale customers, vendors and landlords and whether this has happened historically. Additionally, discuss the annual bad debt expense, the reason for the changes, and the specific risks involved with your collections. Further, your discussions of revenue recognition would be more meaningful if it specifically addressed the level of returns, particularly in light of the lawsuit and negative publicity surrounding certain products. Where possible, quantify the amount that changes in estimates by a 1% favorable or unfavorable impact would have had on your results.

Securities and Exchange Commission	3	August 14, 2006

In response to the Staff’s comment, the Company supplementally advises the Staff of the following regarding the critical accounting policies identified in the comment.

Accounts receivable - Bankruptcy of Business Customers, Vendors and Landlords. The Company does not believe that it is exposed to significant risk of bankruptcy of its wholesale customers, vendors or landlords. Historically, there have only been a few instances in which a wholesale customer, vendor or landlord entered bankruptcy proceedings and defaulted on payments owed to the Company. In no instance has any such default had a material effect on the Company’s financial condition or results of operations. Receivable balances are periodically reviewed to monitor continuing shipments of goods to the Company’s customers in relation to customer credit limits and collectibility of amounts due from vendors and landlords.

Accounts receivable – Bad Debt Expense. Revenue generated from sales to businesses typically constitutes less than ten percent of the Company’s sales. Of the receivables attributable to businesses, the largest individual receivable balances are attributable to large established public companies. The balance of our sales are to single consumers either for cash or by credit cards. We have experienced minimal write offs of our credit card receivables. Defaults on our corporate customers’ receivables and amounts due from vendors and landlords, as discussed above, have also been minimal. The Company believes that the only event that would result in a significant impact on our historical bad debt expense would be the bankruptcy of a large business customer. If that were to occur, we believe that a one percent change in the default rate on our receivables would have an immaterial impact on the Company’s financial statements. The Company continues to monitor its accounts receivable reserves and collectibility from customers, vendors and landlords. The Company’s annual bad debt expense, as a percentage of accounts receivable, has not typically fluctuated by a material amount and the Company does not believe there are specific risks involved with the collection of its receivables.

Revenue Recognition. The Company establishes a reserve for refunds for possible returns of merchandise. The Company reviews the adequacy of its return reserve based on various criteria, including the average time between the date of sale and the date of return, returns by selling channel, returns of unique products with higher sales volume, and other identified return trends. When necessary, the Company will adjust its reserves for changes in actual returns. The Company disclosed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the its January 31, 2006 Form 10-K that it believed the increase in returns percentage in fiscal 2005 from fiscal 2004 was due primarily to negative media coverage surrounding its air purification line of products and higher return rates on certain first generation electronic and toy products. The Company has not obtained information to indicate the litigation has resulted in a higher level of returns of the named products. In the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Company’s January 31, 2006 Form 10-K, the Company disclosed both the percentage and dollar change in its returns and allowance between fiscal years. A one percent change on the total reserves established at January 31, 2006 would be less than $200,000 In future filings, the Company will expand its disclosures of critical accounting policies to include additional quantitative critical estimates discussed above, and other factors, as appropriate.

Securities and Exchange Commission	4	August 14, 2006

Note A – Summary of Significant Accounting Policies, page 41

Revenue Recognition, page 41

3.	We note your discussion that you defer revenue relating to merchandise certificates, gift certificates and rewards cards. Please provide us with more insight into the estimated lives of these items, including whether they have explicit expiration dates. Further, please tell us whether you recognize breakage upon the sale of the gift cards and certificates or over the term of your performance obligation and your basis in GAAP for doing so. Please provide us a summary of your historical breakage pattern and your calculation of your estimated breakage rate. Finally, tell us where breakage is classified in your statements of operations and the amounts for each of the three years in the period ended December 31, 2005.

The Company maintains a liability for merchandise certificates, reward cards and gift cards and gift certificates for which the Company has received consideration. The Company’s merchandise certificates, reward cards, gift certificates and gift cards have no expiration date and can be redeemed at any time.

Since merchandise certificates, reward cards, gift cards and gift certificates (collectively “certificates”) do not expire, the Company escheats those that are unredeemed to the appropriate state authorities. The Company records the liability for certificates it believes are still likely to be redeem at their face value. For certificates which the Company believes it is remote that the customer will redeem such certificates, it records a liability for the estimated amount due on the filing of escheat returns. The difference between the amount estimated to be due on the escheat return and the face of the certificate is recorded as breakage. The Company records breakage on a specific identification basis once the Company has determined it is remote that the customer will redeem a certificate, which is generally 3-7 years. The Company has determined that it is remote that a certificate will be redeemed once it has reached the escheat time period established for each state. On a quarterly basis, the Company evaluates its liability account (which includes all certificates and cards issued and outstanding) and supporting account details with the regulatory state escheat rules. Escheat rules vary between states, and may include requirements to escheat based upon the balance outstanding, less gross profit and Company discounts, rather than the full value of the certificate. For the years prior to January 31, 2004, the Company recorded breakage using estimates based upon historical rates. During the year ended January 31, 2004, the Company prepared its analysis of the estimated obligation resulting from unredeemed certificates by utilizing specific identification of when the redemption becomes remote based upon escheat calculations. At January 31, 2004, the Company did not have enough information to record breakage, as the final escheat balances were not determined at that time. During the fiscal year ended January 31, 2005, the Company refined its analysis with additional information of

Securities and Exchange Commission	5	August 14, 2006

specific identification of its liability for the escheat returns for the state to be escheated. As a result, the Company recognized breakage of $936,000 for the difference in the amount accrued and the amount to be escheated. For the year ended January 31, 2006, after reviewing new and updated state escheat rules and changes to the expected state to which certain items were to be escheated, the breakage associated with new aged certificates was offset by additional estimated liabilities for items for which redemption was deemed to be remote in the prior year which had yet to be escheated, and the Company therefore did not recognize any breakage. The amount of breakage will vary in future years depending upon the date of original sales transaction, rate of redemption, and state escheat rules.

The Company records breakage in Net Sales. As amounts recognized have not historically been material, disclosure of breakage amounts has not been necessary. We will continue to evaluate the amount of breakage recorded by the Company and will disclose such amounts if they become material. In future filings we will also expand our Significant Accounting Policies to clarify our treatment of certificate breakage.

Other Expense, page 42

4.	Please provide us with additional information regarding the disposal of fixed assets that you have recorded in each year. Tell us the facts and circumstances related to the losses recorded. Tell us how you determined the loss by fixed asset disposal, and explain to us the timing of the loss recognized.

The Company disposes of miscellaneous assets each year, primarily in connection with the remodeling/relocation of a store or at the time of store closure. The majority of assets abandoned at such times have a zero net asset balance. A net remaining book value results when the Company purchases assets late in the store lease term that were anticipated to be transferred to another store, and are depreciated over the useful life of the asset, but are discarded based upon a revised decision. Another portion of the gain/loss on disposal relates to the write off of tooling, dies and associated other costs related to the Company’s proprietary products. The Company reviews the estimated useful life of the products associated with these costs on a quarterly basis, as the original estimated life changes based upon the success of the product. Some sales of products are discontinued based on consumer testing or other Company evaluation or are otherwise discontinued earlier than originally planned. In such cases the related tooling, dies and associated costs are written off at such time as the determination is made to not go forward with, or to discontinue sales of, the associated product. The Company also periodically reviews the asset listing to update expected useful lives of the assets. If the asset no longer exists or is non-functional, the net book value of the asset is written off at that time. The Company had a larger loss than previous years on disposals of assets for the year ended January 31, 2006. This was a result of the Company relocating its entire corporate headquarters late in the fiscal year. In anticipation of the corporate move, the Company accelerated depreciation during the fiscal year on assets that were identified for disposal. At the time of the actual move, the Company discarded a large amount of

Securities and Exchange Commission	6	August 14, 2006

various categories of fixed assets that were not initially identified for disposal. The Company wrote off the net book value of these assets at the time of the move in January 2006. In future filings, we will expand our disclosures related to fixed asset write-offs.

Store Closure Reserves, page 43

5.	We noted that you closed 5 stores in 2005 and have recorded reserves for these closures. Tell us how much expense was recognized for store closures in each of the three years in the period ended December 31, 2005, and where these costs are recorded in your statements of operations. Tell us and disclose where the stores were located. Additionally, please tell us how you determined that these stores did not qualify for discontinued operations. See SFAS 144.

During the Company’s fiscal year ended January 31, 2006, the Company closed five stores located as follows: Aspen, Colorado; San Francisco, California; Coral Gables, Florida; New Orleans, Louisiana; and Atlanta, Georgia. During the Company’s fiscal year ended January 31, 2005, the Company closed two stores: Columbus, Ohio; and Carmel, California. During the Company’s fiscal year ended January 31, 2004, the Company closed two stores: Houston, Texas; and Tampa, Florida. The Company also established minor reserves for the closing of a portion of its kiosks in 2006. The kiosks were in malls located in Knoxville, TN; City of Industry, CA; Lewisville, TX; Frisco, TX; San Diego, CA; Bakersfield, CA; Ontario Mills, CA.

There are nominal costs associated with the actual closure of a store, such as janitorial clean up, severance payments and possible relocation of certain assets. Store closures are prompted by lease maturity, and as such there are no accruals for rent or other occupancy costs. Severance is accrued when communicated to the employees, while remaining closing costs are accrued and incurred post store closure. Based on its lease agreements, the Company is not responsible for returning the premises to its original condition, so no construction or remodel charges are incurred by the Company. The expenses recorded by the Company related to store closures were less than $25,000, $10,000, and $10,000 for the years ended January 31, 2006, 2005, and 2004, respectively. These costs were recorded in Buying and Occupancy in the Company’s Statements of Operations for each of the three years.

Each of the Company’s stores is the lowest level at which operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes; therefore each store is a component as discussed in paragraph 41 of SFAS 144. The operating results of the closed stores as well as the operating results for the annual closures of stores are not presented as discontinued operations because the Company expects to continue selling to its customers through the continuing operations of its remaining or soon to be opened retail stores in the same geographic area served by the closed stores, as well as the expected migration of a portion of these customers to the Company’s internet and catalog operations. As such, these closures do not qualify for reporting as discontinued operations as specified in paragraph 42 of SFAS 144 and as discussed in Example 15 (paragraphs A30 and A31) of SFAS 144.

Securities and Exchange Commission	7	August 14, 2006

Reserve for Refunds, page 44

6.	Tell us how you determine reserves for estimated product returns for new products where historical trends are not available. Additionally, tell us whether the reserve for refunds includes any warranties that may be offered to your customers.

The Company places each new product into one of its product categories, compares it to similar products or product lines, and evaluates it for differences from and improvements upon the other products in that category. The Company then reviews the historical return rates and recent return trends of similar products. Depending on the product and category, the Company will also use information gathered from vendors, internal engineers, or third parties that perform product evaluations to review quality standards.

When determining the reserve for refunds, the Company considers the warranties that are offered to customers. The Company’s basic return policy is a 60-day return privilege, with more than 90 percent of the products having the 60-day return privilege. Accordingly, the majority of returns occur within 60 days of a customer purchase. For selected products, the Company offers extended return privileges, which are taken into consideration when establishing a reserve for returns. The Company also offers third party service and replacement guarantee contracts which can be purchased by the customer to extend a product’s warranty. The Company records income upon the sale of the contract equal to the sales price less the cost of the plan remitted to the third party. The third party service provider is responsible for the contract and for performing services for the customer.

Note I – Commitments and Contingencies, page 51

7.	We note your discussion of the five class action lawsuits alleging inaccurate advertising claims. Tell us whether you have recorded an accrual for these lawsuits. Tell us whether you have estimated a range of possible loss. Tell us what relief the plaintiffs are requesting and if damages can be quantified. Additionally, tell us what impact, if any, this had on your reserve for returns and warranties. Please provide us with a current update on the status of the lawsuits in your response.

The Company references its Form 10-Q which was filed on June 9, 2006. The five class action lawsuits were filed on behalf of purchasers of the Ionic Breeze in the State Courts of California (San Francisco and Los Angeles); and Florida (Jacksonville), as well as the U.S. District Courts of Maryland and Florida (Miami). The Maryland action has been concluded by Court action without negative impact upon the Company. The remaining cases have not commenced “liability” discovery. It is Company’s litigation counsel’s experience evaluation that the cases do not present a probable exposure of damages to the Company. As a result, accruals have not been recorded for the remaining lawsuits as the Company can neither determine the probability of the outcome of these lawsuits nor estimate the range of possible loss.

The Company has not obtained information to indicate the litigation has resulted in a higher level of returns of the named products. The Company maintained adequate reserves prior to the lawsuits and has not required adjustments for any increase in returns to date.

Securities and Exchange Commission	8	August 14, 2006

Of the original five cases reported in the Company’s Form 10-Q, four have been consolidated and one has been dismissed. The Company currently is a defendant in three purported class actions alleging inaccurate advertising claims on behalf of the Ionic Breeze Quadra, including its failure to perform as claimed. Sharper Image strongly rejects these allegations. The actions are filed on behalf of purchasers of the Ionic Breeze Quadra in the State Courts of California (San Francisco) and Florida (Jacksonville), as well as the U.S. District Court of Florida (Miami). Only the San Francisco action has been certified for class representation, a ruling which is on appeal by the Company. The Florida State Court action (Jacksonville) is stayed pending resolution of the ongoing San Francisco case. The Florida federal case is in the initial stages of procedure. In the Florida case a specific dollar amount of damages has not been claimed. Instead the plaintiffs have requested the class be satisfied with store credits, product add-ons and attorney fees to be determined by the Court. The request is based upon various percentages of sales and products and has not been quantified by the Company. The Company believes these lawsuits, which are virtually identical, are without merit and has been and intends to continue resisting them vigorously. The Company does not believe that the ultimate resolution of these lawsuits could have a material adverse effect on the financial position of the Company, although an adverse outcome in one or more of these lawsuits will have a material adverse effect on the results of operations for any one period. Further, litigation can consume substantial financial and management resources and no assurances can be given that any adverse outcome would not be material to the financial position of the Company.

Item 9A Controls and Procedures, page 55

8.	We note your disclosure that “except for changes related to the material weakness described above, there were no changes in the Company’s internal control over financial reporting…” Revise to state clearly, if correct, that there “were” changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

We confirm that there were changes in the Company's internal control over financial reporting that occurred during the quarter that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. These changes are described in Item 9A of the Form 10-K under the heading "Remediation of Material Weakness". The 10-K refers to these changes in the first line of the paragraph below that section under the heading "Changes in Internal Control over Financial Reporting", which states that "[e]xcept for changes related to the material weakness described above, there were no changes in the Company’s internal control over financial reporting." We believe that a reader would understand from this disclosure that there were changes to the Company's internal control during the prior quarter. However, in future filings, to the extent applicable, we will revise the disclosure based on the Staff's comment.

Securities and Exchange Commission	9	August 14, 2006

Schedule II – Valuation and Qualifying Accounts, page 63

9.	Revise your filing to include a rollforward of your merchandise inventory reserves.

The Company records inventory valuation adjustments on a quarterly basis based on its analysis of the carrying value of inventory on hand at that date. If such analysis indicates that an inventory item’s carrying value is greater then its estimated fair value, an adjustment is recorded to bring the carrying value of such item down to its estimated fair value. In accordance with ARB 43, these adjustments establish a new cost basis for such inventory items. Based on this treatment, the Company does not believe such adjustments represent valuation accounts and are therefore not required to be included on Schedule II.

In connection with responding to the Commission’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please feel free to call me at (415) 445-6000 with any comments or questions with respect to the foregoing.

Very truly yours,

/s/ Jeffrey P Forgan
Jeffrey P. Forgan

cc:	H. Christopher Owings

Securities and Exchange Commission

Tracy Y. Wan

Daniel W. Nelson

Sharper Image Corporation

Michael VanderKlugt

Charleen Avenell

Deloitte & Touche LLP

Bruce Dallas

Davis Polk & Wardwell